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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                            (Amendment No.             )*


          CORPORATE OFFICE PROPERTIES TRUST, f/k/a Royale Investments, Inc.
                                  (Name of Issuer)


                                    Common Stock
                           (Title of Class of Securities)


                                      22002T108
                                   (CUSIP Number)


John D. Parsinen, Parsinen Kaplan Levy Rosberg & Gotlieb, P.A., 100 South Fifth Street, Suite 1100, Minneapolis, MN 55402
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                   Communications)


                                   October 14, 1997
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following page(s) )
                                  Page 1 of 5 Pages

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CUSIP No. 78074A104                 13D                       Page 2 of 5 Pages


(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
                            John D. Parsinen/ ###-##-####

(2)  Check the Appropriate Box if a Member   (a)  /  /
     of a group*                             (b)  /  /
                    No
(3)  SEC Use Only


(4)  Source of Funds*
00 Stock received in exchange for termination of Advisory Agreement and reorganization

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization

                         USA
Number of Shares         (7) Sole Voting
Beneficially Owned            Power
by Each Reporting             146,865
Person With              (8) Shared Voting
                              Power

                         (9) Sole Dispositive
                              Power
                              146,865
                         (10)Shared Dispositive
                              Power

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                         146,865
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)  Percent of Class Represented by Amount in Row (11)
                         6.5%
(14)  Type of Reporting Person*
                         IN
SEE INSTRUCTION BEFORE FILLING OUT!

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                                                              Page 3 of 5 Pages

ITEM 1.  SECURITY AND ISSUER

     This statement forms a part of that certain Schedule 13D being reported by Vernon R. Beck. Such additional information is as follows:

ITEM 2.  IDENTITY AND BACKGROUND

     a.  John D. Parsinen
     b.  Residence: 2021 Queen Avenue South, Minneapolis, Minnesota 55405
     c. Principal occupation is an attorney at Parsinen Kaplan Levy Rosberg & Gotlieb, P.A., Suite 1100, 100 South Fifth Street, Minneapolis, Minnesota 55402.
     d. Reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     e. Reporting person has not during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction which resulted or to which he is subject a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.
     f. The reporting person is a natural person who is a citizen of the U.S.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     No funds were borrowed. The securities were received in exchange for termination of a pre-existing Advisory Agreement and reorganization.

ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of the acquisition of the securities of Corporate Office Properties Trust, Inc. was as an investor by the reporting person in conjunction with a consolidation of entities. As of October 14, 1997, reporting person had no plans or proposals which would result in:

     a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer.
     b. An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the issuer of any of its subsidiaries, provided, however, that on October 14, 1997, there was a consolidation of the issuer and a group commonly referenced to as The Shidler Group, which consolidation has been previously reported to the Securities Exchange Commission.
     c. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
     d. Any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of the directors of to fill any existing vacancies of the Board of Directors except that, in conjunction with the consolidation of the issuer on October 14, 1997, with The Shidler Group three vacancies of the Board of Directors were filled and an additional director was added and the management of the issuer was changed in accordance with previously filed information of the issuer with the Securities Exchange Commission;

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                                                              Page 4 of 5 Pages

     e. Any material change in the present capitalization or dividend policy of the issuer, however, additional common stock was issued to Clay W. Hamlin, III and Jay Shidler, 300,000 shares each on October14, 1997;
     f. Any other material change in the issuer or business or corporate structure, including, but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any change in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940 except that the consolidation with The Shidler Group resulted in the change in the composure of the Board of Directors and the primary emphasis for investments was switched from retail oriented real estate assets to suburban corporate office real estate assets;
     g. Change in the issuers charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; provided, however, issuer is currently being reorganized as of February, 1998;
     h. Causing a class of securities of the issuer to be delisted from a National Securities Exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     i. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)4 of the Act; or
     j.  Action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     a. The aggregate number of shares of the common stock identified pursuant to Item 1 beneficially owned by the reporting person is 146,865 shares which represents 6.5% of the securities identified pursuant to Item 1;
     b. For said reporting person, 146,865 shares are represented for which the reporting person is the sole power to vote or direct the vote, sole power to dispose or to direct the disposition;
     c. There were no transactions in the class of securities reported on that were affected during the past 60 days or since the most recent filing on Schedule 13D by the reporting person;
     d. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                                        None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                                        None


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                                                              Page 5 of 5 Pages


                                     SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   February 11, 1998
                         (Date)
                         By:  /s/  John D. Parsinen
                         (Signature)
                                   John D. Parsinen
                         (Name/Title)